

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2021

Erica Monaco
Chief Executive Officer
Biofrontera Inc.
120 Presidential Way, Suite 330
Woburn, MA 01801

> **Re: Biofrontera Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 14, 2021**
> **CIK No. 0001858685**

Dear Ms. Monaco:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stephen Older, Esq.